May 6, 2019

United States Securities and Exchange Commission
Division of Corporate Finance

REF:       Response Letter to SEC comment letter Dated May 3, 2019
American Resources Corporation
Registration Statement on Form S-3
Filed April 9, 2019
File No. 333-230786

Dear Sir or Madam,

With respect to the above-referenced comment letter, please see our responses below, in-line with each of your comments and/or questions.

Form S-3 filed April 9, 2019
General

1. We note that you untimely filed an Item 2.01 Form 8-K more than four business days after the closing of the acquisition being reported (See General Instruction B.1 of Form 8-K). As a result, it does not appear that you satisfy the registrant requirement of General Instruction I.A.3(b) of Form S-3. Please amend your filing to convert to a Form S-1.

Response: Within our Form S-1 Registration Statement filed on February 14, 2019, the terms of the Empire transaction were disclosed on page F-13. The agreements for the transaction were included as exhibits 10.18 Merger Agreement and 10.19 Share Exchange Agreement. The closing of the referenced agreements was contemplated to happen no later than February 20, 2019. The Merger Agreement along with the underlying Asset Purchase Agreement were closed on February 20, 2019 and disclosed timely in a Form 8-K filed on February 22, 2019 as exhibits 99.1 and 99.2 respectively.

Under General Instruction B.1 of Form 8-K, disclosure of the Merger Agreement and Asset Purchase Agreement dated February 20, 2019 were timely filed within the 4-day window on February 22, 2019.

Under Item 2.01, Completion of Acquisition or Disposition of Assets only applies to transactions that are themselves completed, and as the instructions state, ‘if the registrant or any of its majority-owned subsidiaries has completed the acquisition or disposition of a significant amount of assets.’ As the transaction was finalized on February 20, 2019 the 8-K was filed within the 4-day window on February 22, 2019.

Because the above referenced transaction was filed timely under 8-K General Instruction B.1, the Company believes it is eligible for Form S-3 registration under General Instruction I.A.3(b).

Further, in an effort to clarify the wording in the originally filed Form 8-K, we will file an amended Form 8-K stating that the agreements were entered into on February 12, 2019 and closed on February 20, 2019 and update the date of the reportable event to February 20, 2019.

After review of the responses, please let us know if you have additional questions or comments.

/s/ Thomas Sauve
Thomas Sauve
President

American Resources Corporation ● www.AmericanResourcesCorp.com
P.O. Box 606 ● Fishers, IN ● 46038